Exhibit 12.6

Central Illinois Light Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Net income from continuing operations	$14,638	$50,128	$44,883	$32,384	$25,296
Less- Change in accounting principle	-	-	24,080	-	(2,497)
Add- Taxes based on income	7,789	26,472	11,905	5,450	16,357

Net income before income taxes and change in accounting principle	22,427	76,600	32,708	37,834	44,150

Add- fixed charges:
Interest on long term debt	28,011	27,196	16,358	15,179	13,918
Estimated interest cost within rental expense	857	1,619	1,468	395	390
Amortization of net debt premium, discount, and expenses	414	544	708	611	473

Total fixed charges	29,282	29,359	18,534	16,185	14,781

Earnings available for fixed charges	51,709	105,959	51,242	54,019	58,931

Ratio of earnings to fixed charges	1.76	3.60	2.76	3.33	3.98

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,159	2,159	2,127	2,062	1,998
Adjustment to pre-tax basis	1,149	1,140	1,217	346	1,293

	3,308	3,299	3,344	2,408	3,291

Combined fixed charges and preferred stock dividend requirements	$32,590	$32,658	$21,878	$18,593	$18,072

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.58	3.24	2.34	2.90	3.26